Exhibit 99.1

Yandex Announces Second Quarter 2023 Financial Results

AMSTERDAM, the Netherlands, July 27, 2023 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Q2 2023 Financial and Operational Highlights1,2

In RUB millions		Three months ended June 30
		2022	2023	Change
	Total Revenues	117,748	182,495	55%
	Total Adjusted EBITDA	25,694	24,746	-4%
Total Group	Total Adjusted EBITDA margin, %	21.8%	13.6%	-8.2 pp
	Net income	8,056	14,631	82%
	Adjusted Net Income	13,134	9,646	-27%
	Share of Russian search market, %	62.1%	63.6%	1.5 pp
	Search share on Android, %	61.9%	63.4%	1.4 pp
	Search share on iOS, %	48.4%	49.7%	1.4 pp
Search and	Revenues	51,209	78,416	53%
Portal	Ex-TAC revenues	42,777	64,558	51%
	Adjusted EBITDA	29,441	41,011	39%
	Adjusted EBITDA margin, %	57.5%	52.3%	-5.2 pp
	Revenues	56,732	94,951	67%
E-Commerce, Mobility	GMV of Mobility[3]	178,963	254,212	42%
and Delivery	GMV of E-commerce[4]	58,568	110,477	89%
	GMV of other O2O services[5]	38,364	73,996	93%
	Total Adjusted EBITDA/(loss)	2,011	(6,119)	n/m
Plus and Entertainment Services	Yandex Plus subscribers[6], MM	13.8	23.5	70%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 87.0341 to $1.00, the official exchange rate quoted as of June 30, 2023 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Market Delivery grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders delivered through the Yandex Eats and Market Delivery food delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

(6) Starting from June 2022, we have made several adjustments to improve our methodology for calculating the number of subscribers, including by improving the quality of counting unique users who have multiple Plus subscriptions, as well as including the mobile operators’ subscribers who do not have a Yandex account. As a result, the previously disclosed numbers for Q2 2022 have been re-presented.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the current performance and key trends across our businesses.

Corporate and Subsequent Events

●	On April 21, 2023, Yandex entered into an agreement with Uber NL Holdings 1 B.V., a subsidiary of Uber Technologies Inc., and on the same day Yandex acquired Uber’s entire remaining 28.98% interest in the MLU B.V. mobility joint venture, for total consideration in cash of $702.5 million. The boards of directors of both Uber and Yandex approved this transaction and it was not subject to the approval of the shareholders of either party. The parties received all required regulatory approvals.
●	As announced on May 25, 2023, Yandex’s Board of Directors is progressing its plans for its potential corporate restructuring, and continues to work with a number of potential investors with a view to agreeing the acquisition of an economic interest in our core businesses, including all Russia-based businesses. The proposed restructuring would be subject to shareholder approval (including separate approval of Class A shareholders), and the Company’s goal is to bring a restructuring proposal to shareholders for approval later this year.
●	On June 6, 2023, Yandex received a favorable decision from the Nasdaq Listing Hearings Panel to grant the request of Yandex to continue its listing on Nasdaq, subject to certain conditions related to the timing and implementation of Yandex’s proposed corporate restructuring. This decision followed a notice that we received from the Listing Qualifications Staff of Nasdaq on March 15, 2023, which determined to delist the company’s securities from the Nasdaq Global Select Market as of March 24, 2023, exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities. As of the date of this press release, the trading of our shares on the Moscow Exchange remains intact, however the liquidity of our shares on that exchange remains limited to the number of shares held in the Russian settlement system.
●	On June 19, 2023, Yandex published its 2022 Sustainability Progress Report, which outlines the company’s results across 12 sustainability streams and related objectives formalized in 2020, including support for employees and partners, the development of educational programs, enhancement of a service quality, and the reduction of environmental footprint of our offline operations.
●	On June 30, 2023, Yandex announced leadership changes in its financial department in preparation for the potential corporate restructuring. Effective August 1, 2023, Svetlana Demyashkevich, currently Chief Financial Officer of the Yandex N.V. group, will transition to the role of Senior Vice President of Finance, and Alexander Balakhnin, currently Chief Financial Officer and Head of Strategy of the E-commerce, Mobility and Delivery segment, will be appointed as the new Chief Financial Officer for the group.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. In July, our “Yandex Pay” subsidiary was designated in Canada; such designation does not apply to Yandex N.V. or its other group companies or operations. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, including significant recent devaluation, currency controls, increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed on April 20, 2023.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to conserve cash and to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our more than 24,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2022 and 2023:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues	117,748	182,495	55%	223,758	345,770	55%
Ex-TAC revenues	110,412	169,852	54%	210,276	322,024	53%
Income/(loss) from operations	8,746	11,494	31%	(3,688)	13,464	n/m
Adjusted EBITDA	25,694	24,746	-4%	26,965	37,540	39%
Net income/(loss)	8,056	14,631	82%	(4,981)	20,416	n/m
Adjusted net income	13,134	9,646	-27%	5,010	12,217	144%

Our segment disclosure is provided in the Segment financial results section below.

Cash and cash equivalents as of June 30, 2023:

●	RUB 71.9 billion ($825.9 million) on a consolidated basis.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 63.6% in Q2 2023, up 1.5 pp from 62.1% in Q2 2022 and an improvement from 63.3% in Q1 2023, according to Yandex Radar
●	Search share on Android in Russia was 63.4% in Q2 2023, up 1.4 pp from 61.9% in Q2 2022 and an improvement from 62.6% in Q1 2023, according to Yandex Radar
●	Search share on iOS in Russia was 49.7% in Q2 2023, up 1.4 pp from 48.4% in Q2 2022 and an improvement from 49.1% in Q1 2023, according to Yandex Radar
●	Mobile search traffic was 68.2% of our total search traffic in Q2 2023. Mobile revenues represented 61.5% of our search revenues in Q2 2023

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues	51,209	78,416	53%	95,012	145,961	54%
Ex-TAC revenues	42,777	64,558	51%	79,540	119,815	51%
Adjusted EBITDA	29,441	41,011	39%	49,002	75,724	55%
Adjusted EBITDA margin	57.5%	52.3%	-5.2 pp	51.6%	51.9%	0.3 pp

Revenues increased by 53% and Ex-TAC revenues grew by 51% year-on-year in Q2 2023 mainly driven by the strong results of our core search business (primarily due to Android and iOS platforms) and the Yandex Advertising Network (mainly driven by growth on partner apps and websites) on the back of our investments in ad-products and technologies with an ongoing focus on SMB (small and medium business) and e-commerce areas as well as inventory expansion.

Adjusted EBITDA margin came to 52.3% in Q2 2023 compared with 57.5% in Q2 2022. The margin trends were supported by a positive operating leverage effect on the back of strong performance of our advertising businesses and the segregation of corporate overheads to our Other Business Units and Initiatives segment. This was however offset mainly by the increase in marketing and advertising costs and personnel expenses, which grew from a low base of the last year when we suspended our promotional activities and introduced a hiring freeze.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Market Delivery (since September 8, 2022, when the acquisition was completed; the service was earlier known as Delivery Club); and (iii) our other O2O businesses, including Yandex Delivery, our last- and middle-mile logistics solution for individuals, enterprises and SMB; Yandex Eats and Market Delivery, our ready-to-eat delivery from restaurants services; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 89% year-on-year in Q2 2023

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace was 84% in Q2 2023 remaining unchanged year-on-year
●	Marketplace’s assortment was 53.2 million SKUs as of the end of Q2 2023, up from 39.9 million SKUs as of the end of Q2 2022
●	The number of active buyers[7] on the Yandex Market marketplace increased by 45% year-on-year and reached 16.5 million as of the end of Q2 2023
●	The number of active sellers[8] on Yandex Market marketplace increased by 100% year-on-year and reached 61.8 thousand as of the end of Q2 2023

Mobility

●	The number of rides in the Mobility services increased by 18% compared to Q2 2022
●	GMV of the Mobility services grew 42% compared to Q2 2022

(7) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.
(8) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
GMV:
Mobility	178,963	254,212	42%	346,381	478,946	38%
E-Commerce	58,568	110,477	89%	123,148	218,312	77%
First party (1P) business model	17,418	29,569	70%	36,595	63,403	73%
Third party (3P) commission business model	41,150	80,908	97%	86,553	154,909	79%
Other O2O services	38,364	73,996	93%	78,468	142,511	82%
Revenues:
Mobility	29,938	38,162	27%	56,499	70,704	25%
E-Commerce	19,653	40,176	104%	40,397	81,013	101%
Revenues from sale of goods (1P)[9]	14,140	23,690	68%	29,700	50,734	71%
Commission and other e-commerce revenues[10]	5,513	16,486	199%	10,697	30,279	183%
Other O2O services[11]	8,297	18,475	123%	17,467	35,653	104%
Eliminations	(1,156)	(1,862)	61%	(2,437)	(3,944)	62%
Total revenues	56,732	94,951	67%	111,926	183,426	64%
Adjusted EBITDA/(loss) E-commerce, Mobility and Delivery:	2,011	(6,119)	n/m	(6,434)	(16,919)	163%

(9) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.
(10) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Maket Delivery, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.
(11) Other O2O Revenues include revenues from RouteQ in Q1 2023 and was presented retroactively in all previous periods.

The growth in GMV of Mobility reached 42% year-on-year in Q2 2023, driven by an increase in the number of rides, growth of rider base and order frequency across all of the regions we operate in, and an increase of surge coefficient, primarily driven by seasonal driver undersupply as well as vehicle undersupply on the market. The growth in GMV of E-commerce accelerated to 89% year-on-year in Q2 2023 supported by an expansion of our pickup points network and an organic growth in the user base, as well as acquisition of Delivery Club in September 2022. GMV of other O2O services grew by 93% year-on-year in Q2 2023, with Yandex Delivery and Yandex Food Delivery services including Market Delivery, being the largest contributors reporting growth of 144% year-on-year.

E-commerce, Mobility and Delivery segment revenues increased by 67% year-on-year in Q2 2023, mainly driven by E-commerce services (where Yandex Market was the largest contributor to growth in absolute terms, followed by Yandex Lavka) and Other O2O services (driven by Food Delivery). Mobility revenues increased by 27% on the back of higher investment into driver acquisition, while E-commerce revenues increased by 104%. The faster-than-GMV revenue growth is explained by an improvement of 3P take rates and an accelerated growth of advertising revenue. Other O2O services revenues delivered 123% year-on-year growth where Delivery was the key contributor to growth, followed by the effect of the acquisition of Delivery Club, which has now been integrated into the Food Delivery services business.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to our expansion of intercompany synergies with a higher volume of E-commerce and Food Delivery orders fulfilled by our Yandex Delivery business compared to a year ago.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 6,119 million in Q2 2023 compared to a positive adjusted EBITDA of RUB 2,011 million in Q2 2022. This dynamic was primarily driven by the growing scale of E-commerce and Delivery businesses, higher investments into driver supply, as well as higher operating expenses, which grew from a low base of the last year when we implemented strict cost control measures on the back of geopolitical uncertainty (including a hiring freeze and optimizing of marketing expenses, among other things).

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 23.5 million as of the end of Q2 2023, up 70% from the end of Q2 2022

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues	6,150	15,503	152%	11,981	28,859	141%
Adjusted EBITDA/(loss)	(2,595)	1,800	-169%	(5,766)	1,574	-127%
Adjusted EBITDA margin	-42.2%	11.6%	53.8 pp	-48.1%	5.5%	53.6 pp

Plus and Entertainment Services revenues grew 152% in Q2 2023 compared with Q2 2022. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including licensing and advertising. Adjusted EBITDA turned positive for the first time reaching RUB 1.8 billion from a loss of RUB 2.6 billion in Q2 2022 driven by a positive operating leverage effect on the back of the subscription revenue growth (which grew 113% year-on-year) as well as significant cost-efficiency improvement.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues	2,568	5,573	117%	4,979	10,011	101%
Adjusted EBITDA/(loss)	493	(46)	-109%	666	(163)	-124%
Adjusted EBITDA margin	19.2%	-0.8%	-20 pp	13.4%	-1.6%	-15 pp

Classifieds revenues increased by 117% in Q2 2023 compared with Q2 2022. The revenue growth was supported by the solid performance of Auto.ru due to a low base in 2022 after a car market squeeze, as well as by Yandex Travel due to improvement in our market share on the back of increasing demand for our travel aggregator service. Adjusted EBITDA amounted to a loss of RUB 0.05 billion in Q2 2023 compared with a positive adjusted EBITDA of RUB 0.5 billion in Q2 2022 as a result of the continuing investments in the long-term growth of our businesses, such as Yandex Travel and Yandex Rent.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Yandex Cloud and Yandex 360, Yandex Education (Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and a number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues	10,868	14,891	37%	18,673	29,077	56%
Adjusted EBITDA loss	(3,704)	(12,302)	232%	(10,651)	(23,358)	119%
Adjusted EBITDA loss margin	-34.1%	-82.6%	-48.5 pp	-57.0%	-80.3%	-23.3 pp

Other Business Units and Initiatives revenues increased 37% year-on-year in Q2 2023, driven mainly by Yandex Cloud, Devices and Alice and Fintech. Yandex Cloud revenue grew 61% year-on-year, supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services. The Devices and Alice revenue increased 19% year-on-year to RUB 5.1 billion in Q2 2023 and 71% year-on-year in the first half of this year due to the expansion in the range of models available (including new edition of station Max and smart home devices) as well as the launch of TV and smart home devices sales in Belarus and Kazakhstan. This growth was offset by seasonal normalization after the peak in demand experienced in December 2022 and in the beginning of 2023.

The adjusted EBITDA loss amounted to RUB 12.3 billion compared to RUB 3.7 billion in Q2 2022. The loss increase was mainly attributed to segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA and their inclusion in the Other Business Units and Initiatives category (since Q3 2022), investments made to growth Yandex Cloud (including internationally) and Yandex SDG (where adjusted EBITDA loss came to RUB 2.5 billion in Q2 2023), and development of other verticals.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices sales and others.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Revenues:
Segment revenues	127,527	209,334	64%	242,571	397,334	64%
Eliminations	(9,779)	(26,839)	174%	(18,813)	(51,564)	174%
Total revenues	117,748	182,495	55%	223,758	345,770	55%
Adjusted EBITDA:
Segment adjusted EBITDA	25,646	24,344	-5%	26,817	36,858	37%
Eliminations	48	402	n/m	148	682	361%
Total adjusted EBITDA	25,694	24,746	-4%	26,965	37,540	39%

Eliminations related to our revenues increased 174% in Q2 2023 compared with Q2 2022. The increase was mainly attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, the usage of data centers, other IT infrastructure, device sales, and other centralized services by all business units), as a result of greater integration of services and overall growth across the Group.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues (COS), product development expenses (PD), sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. COS, PD and SG&A categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q2 2023, our headcount increased by 1,561 full-time employees. The total number of full-time employees was 24,282 as of June 30, 2023, up by 7% compared with March 31, 2023, and up 29% from June 30, 2022, which was primarily driven by the accelerated pace of hiring in Yandex Cloud, Search and Portal and Yandex Market, as well as by the growth of Mobility, Plus and Entertainment Services among others.

Operating Expenses

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Cost of revenues	48,721	79,120	62%	99,732	156,659	57%
Cost of revenues as a % of revenues	41.4%	43.4%	2 pp	44.6%	45.3%	0.7 pp
including TAC	7,336	12,643	72%	13,482	23,746	76%
TAC as a % of revenues	6.2%	6.9%	0.7 pp	6.0%	6.9%	0.9 pp
Product development	16,826	23,911	42%	35,987	46,215	28%
As a % of revenues	14.3%	13.1%	-1.2 pp	16.1%	13.4%	-2.7 pp
Sales, general and administrative	35,742	57,498	61%	76,547	110,673	45%
As a % of revenues	30.4%	31.5%	1.1 pp	34.2%	32.0%	-2.2 pp
Depreciation and amortization	7,713	9,336	21%	15,180	17,623	16%
As a % of revenues	6.6%	5.1%	-1.5 pp	6.8%	5.1%	-1.7 pp
Goodwill impairment	-	1,136	n/m	-	1,136	n/m
As a % of revenues	-	0.6%	0.6 pp	-	0.3%	0.3 pp
Total operating expenses	109,002	171,001	57%	227,446	332,306	46%
As a % of revenues	92.6%	93.7%	1.1 pp	101.6%	96.1%	-5.5 pp

Total operating expenses increased by 57% in Q2 2023 compared with Q2 2022. The increase was mainly due to the сost of revenues related to E-commerce, Mobility and Delivery businesses, Plus and Entertainment services, Devices and Alice, and growth of headcount and related personnel expenses across most of our business units due to the overall expansion of the businesses.

TAC grew 72% in Q2 2023 compared with Q2 2022 and represented 6.9% of total revenues, 70 basis points higher than in Q2 2022. The year-on-year growth of TAC as a share of revenue was primarily driven by TAC related to our distribution partners and the growing contribution of ad revenues related to the Yandex Advertising Network.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
SBC expense included in cost of revenues	129	177	37%	280	341	22%
SBC expense included in product development	3,926	3,188	-19%	7,466	6,469	-13%
SBC expense included in SG&A	2,440	2,134	-13%	5,014	4,489	-10%
Total SBC expense	6,495	5,499	-15%	12,760	11,299	-11%
As a % of revenues	5.5%	3.0%	-2.5 pp	5.7%	3.3%	-2.4 pp

Total SBC expenses decreased by 15% in Q2 2023 compared with Q2 2022. The decrease was primarily related to the replacement of new RSU grants during 2022 with an increase in salaries and bonuses as well as settlement of Business Unit Equity Awards in cash in Q2 2022, which led to additional cost recognized in Q2 2022; partly offset by the material appreciation of the U.S. dollar against the ruble. In light of the ongoing halt of trading in our Class A shares on Nasdaq, during 2022 and 2023, participants have received and will receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. In Q2 2023, RUB 3.0 billion of the total RUB 5.5 billion in SBC expenses related to RSU equity awards settled in cash were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA.

Income/(loss) from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Income/(loss) from operations	8,746	11,494	31%	(3,688)	13,464	n/m

Income from operations amounted to RUB 11.5 billion in Q2 2023 compared to RUB 8.7 billion in Q2 2022. This dynamic was mainly driven by the improved profitability of our Search and Portal and Plus and Entertainment segments.

Other income, net for Q2 2023 amounted to RUB 9,020 million, up from other loss, net of RUB 6,105 million in Q2 2022. Other income/(loss), net includes foreign exchange gains of RUB 8,954 million in Q2 2023 and foreign exchange loss of RUB 5,903 million in Q2 2022. Foreign exchange gains and losses dynamics reflect changes of USD denominated monetary assets in our Russian subsidiaries on the back of the depreciation of the Russian ruble against the US dollar by 11% during Q2 2023 and the appreciation of the Russian ruble against the US dollar by 64% during Q2 2022.

Income tax expense for Q2 2023 was RUB 4,909 million, up from RUB 3,732 million in Q2 2022. Our effective tax rate of 25.1% in Q2 2023 was lower than 31.7% in Q2 2022. The Group’s income tax expense for interim periods is determined based on the tax rate effective during that period. The major factors influencing changes effective tax rates in Q2 2023 and Q2 2022 were: differences in foreign tax rates of our subsidiaries (including reduced tax rate in certain Russian subsidiaries), deferred tax asset valuation allowances, non-deductible SBC expenses, statutory expenses not deductible for income tax purposes, tax on dividends and tax provision recognized and the effects on debt relief income exemption and permanent difference both related to restructuring of convertible debt in Q2 2022.

Net income was RUB 14.6 billion in Q2 2023, compared with RUB 8.1 billion in Q2 2022. The changes were mainly attributable to growth of operational profitability and favourable foreign exchange gains and losses dynamics described above, as well as the gain on restructuring of convertible debt in Q2 2022.

Cash provided by operating activities was RUB 13.6 billion and cash paid for property and equipment, intangible assets and assets to be leased was RUB 24.2 billion for Q2 2023.

The total number of shares issued and outstanding as of June 30, 2023 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.2 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 9.0 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding awards in respect of our various Business Units, including options and synthetic options, for 4.9 million shares, 2.4 million of which were fully vested and are settled in equity of our Business Units, cash or Yandex Class A shares.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of July 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA/(loss), Adjusted EBITDA margin and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses (reversal of expenses) related to the contingent compensation payable to employees in connection with certain business combinations, (6) loss from equity method investments, (7) one-off restructuring and other expenses and (8) impairment of goodwill and other intangible assets less (1) interest income, (2) other income/(loss), net and (3) gain on restructuring of convertible debt.
●	Adjusted EBITDA margin means adjusted EBITDA/(loss) divided by U.S. GAAP revenues.
●	Adjusted net income/(loss) means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) expenses (reversal of expenses) related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring and other expenses, (4) impairment of goodwill and other intangible assets adjusted for the related income tax effect and (5) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, less (1) foreign exchange gains/(losses) adjusted for the related income tax effect and (2) gain on restructuring of convertible debt adjusted for the related income tax effect.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2022 and first half of 2023, starting from Q3 2022 we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes to date.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

Adjusted net income and adjusted EBITDA for Q2 2022 and Q2 2023 exclude a loss from goodwill and intangible assets impairment related to E-commerce, Mobility and Delivery segment of RUB 2,740 million and RUB 1,199 million, respectively and related income tax gain of RUB 548 million and nil, respectively.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA and related margin measures for Q2 2022 exclude gain on restructuring of our convertible debt. Adjusted net income for Q2 2022 and its margin measures also exclude income tax attributable to this gain.

In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized. We have repurchased substantially all of the outstanding notes to date.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA exclude expenses related to the corporate restructuring and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	June 30,	June 30,
	2022*	2023	2023
	RUB	RUB	$
ASSETS
Cash and cash equivalents	83,131	71,885	825.9
Accounts receivable	58,014	64,928	746.0
Sales financing receivable	5,738	5,720	65.7
Prepaid expenses	16,968	20,277	233.0
Inventory	28,220	23,519	270.2
Funds receivable	8,290	6,220	71.5
VAT reclaimable	22,602	24,829	285.3
Other current assets	16,971	20,750	238.4
Total current assets	239,934	238,128	2,736.0
Property and equipment	127,706	147,415	1,693.8
Operating lease right-of-use assets	28,646	28,847	331.4
Intangible assets	31,766	36,227	416.2
Content assets	16,844	18,856	216.7
Goodwill	143,778	142,784	1,640.6
Equity method investments	2,118	2,518	28.9
Investments in non-marketable equity securities	6,746	8,362	96.1
Deferred tax assets	3,904	6,436	73.9
Other non-current assets	15,277	22,402	257.4
Total non-current assets	376,785	413,847	4,755.0
TOTAL ASSETS	616,719	651,975	7,491.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	122,816	139,970	1,608.2
Debt, current portion	21,306	68,764	790.1
Income and non-income taxes payable	28,137	31,124	357.6
Deferred revenue	15,585	18,482	212.4
Total current liabilities	187,844	258,340	2,968.3
Debt, non-current portion	29,885	23,883	274.4
Deferred tax liabilities	5,473	7,222	83.0
Operating lease liabilities	17,609	17,391	199.8
Finance lease liabilities	21,185	25,201	289.6
Other accrued liabilities	16,545	24,772	284.6
Total non-current liabilities	90,697	98,469	1,131.4
Total liabilities	278,541	356,809	4,099.7
Commitments and contingencies
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674, and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674 and Class C: nil)	282	282	3.2
Treasury shares at cost (Class A: 558,663)	(1,393)	(1,393)	(16.0)
Additional paid-in capital	119,464	81,505	936.5
Accumulated other comprehensive income	24,258	22,550	259.1
Retained earnings	173,697	192,206	2,208.4
Total equity attributable to Yandex N.V.	316,308	295,150	3,391.2
Noncontrolling interests	21,870	16	0.1
Total shareholders’ equity	338,178	295,166	3,391.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	616,719	651,975	7,491.0

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$

Revenues	117,748	182,495	2,096.8	223,758	345,770	3,972.8
Operating costs and expenses:
Cost of revenues(1)	48,721	79,120	909.1	99,732	156,659	1,800.0
Product development(1)	16,826	23,911	274.7	35,987	46,215	531.0
Sales, general and administrative(1)	35,742	57,498	660.6	76,547	110,673	1,271.5
Depreciation and amortization	7,713	9,336	107.3	15,180	17,623	202.5
Goodwill impairment	-	1,136	13.1	-	1,136	13.1
Total operating costs and expenses	109,002	171,001	1,964.8	227,446	332,306	3,818.1
Income/(loss) from operations	8,746	11,494	132.0	(3,688)	13,464	154.7
Interest income	1,037	1,108	12.7	2,399	2,323	26.7
Interest expense	(1,109)	(1,973)	(22.7)	(1,729)	(3,146)	(36.1)
Gain on restructuring of convertible debt	9,305	-	-	9,305	-	-
Loss from equity method investments	(86)	(109)	(1.3)	(451)	(241)	(2.8)
Other income/(loss), net	(6,105)	9,020	103.8	(4,567)	14,877	170.9
Net income before income taxes	11,788	19,540	224.5	1,269	27,277	313.4
Income tax expense	3,732	4,909	56.4	6,250	6,861	78.8
Net income/(loss)	8,056	14,631	168.1	(4,981)	20,416	234.6
Net income attributable to noncontrolling interests	(2,290)	(402)	(4.6)	(3,676)	(1,905)	(21.9)
Net income/(loss) attributable to Yandex N.V.	5,766	14,229	163.5	(8,657)	18,511	212.7
Net income/(loss) per Class A and Class B share:
Basic	15.54	38.37	0.44	(23.53)	49.92	0.57
Diluted	(7.03)	38.23	0.44	(45.86)	49.74	0.57
Weighted average number of Class A and Class B shares used in per share computation
Basic	371,106,744	370,823,163	370,823,163	367,856,773	370,839,366	370,839,366
Diluted	376,105,159	372,224,647	372,224,647	370,832,165	372,169,479	372,169,479

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	129	177	2.0	280	341	3.9
Product development	3,926	3,188	36.6	7,466	6,469	74.3
Sales, general and administrative	2,440	2,134	24.6	5,014	4,489	51.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	8,056	14,631	168.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,858	6,741	77.5
Amortization of intangible assets	1,855	2,595	29.8
Amortization of content assets	2,324	2,160	24.8
Operating lease right-of-use assets amortization and the lease liability accretion	3,485	3,494	40.1
Amortization of debt discount and issuance costs	532	-	-
Share-based compensation expense (excluding cash settled awards of RUB 9,208 and	(2,713)	2,273	26.1
RUB 3,226, respectively)
Deferred income tax expense	353	478	5.5
Foreign exchange losses/(gains)	5,903	(8,954)	(102.9)
Loss from equity method investments	86	109	1.3
Gain on restructuring of convertible debt	(9,305)	-	-
Impairment of long-lived assets	2,740	1,199	13.8
Provision for expected credit losses	401	532	6.1
Other	240	1,099	12.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	283	(4,420)	(50.8)
Prepaid expenses	(1,714)	(757)	(8.7)
Inventory	(2,401)	3,691	42.4
Accounts payable, accrued and other liabilities and non-income taxes payable	9,354	(3,755)	(43.2)
Deferred revenue	910	1,891	21.7
Other assets	517	(2,334)	(26.8)
VAT reclaimable	287	(1,983)	(22.8)
Funds receivable	(1,999)	(59)	(0.7)
Sales financing receivable	(635)	(1,410)	(16.2)
Content assets	(3,017)	(3,408)	(39.2)
Content liabilities	(524)	(263)	(3.0)
Net cash provided by operating activities	20,876	13,550	155.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(7,704)	(18,421)	(211.7)
Purchase of assets to be leased	-	(5,783)	(66.4)
Maturities of term deposits	2,000	-	-
Loans granted	(13)	(628)	(7.2)
Proceeds from repayments of loans	41	476	5.5
Other investing activities	32	232	2.7
Net cash used in investing activities	(5,644)	(24,124)	(277.1)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of debt	46,446	61,010	701.0
Repayment of debt	(45,832)	(40,000)	(459.6)
Purchase of non-redeemable noncontrolling interests	-	(57,337)	(658.8)
Payment for finance leases	(372)	(766)	(8.8)
Other financing activities	(645)	(5,674)	(65.2)
Net cash used in financing activities	(403)	(42,767)	(491.4)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(25,274)	5,825	66.9
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(10,445)	(47,516)	(546.0)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	86,312	120,138	1,380.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	75,867	72,622	834.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	(4,981)	20,416	234.6
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	11,649	12,922	148.5
Amortization of intangible assets	3,531	4,701	54.0
Amortization of content assets	4,626	4,540	52.2
Operating lease right-of-use assets amortization and the lease liability accretion	7,711	6,794	78.1
Amortization of debt discount and issuance costs	585	-	-
Share-based compensation expense (excluding cash settled awards of RUB 9,208 and	3,552	2,980	34.2
RUB 8,319, respectively)
Deferred income tax expense/(benefit)	315	(377)	(4.3)
Foreign exchange losses/(gains)	4,231	(14,878)	(170.9)
Loss from equity method investments	451	241	2.8
Gain on restructuring of convertible debt	(9,305)	-	-
Impairment of long-lived assets	3,644	1,199	13.8
Provision for expected credit losses	1,038	2,263	26.0
Other	481	806	9.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	4,540	(6,999)	(80.4)
Prepaid expenses	(2,395)	(1,722)	(19.9)
Inventory	(6,065)	4,260	48.9
Accounts payable, accrued and other liabilities and non-income taxes payable	(1,108)	5,223	59.9
Deferred revenue	694	2,554	29.3
Other assets	(194)	(2,853)	(32.8)
VAT reclaimable	165	(956)	(11.0)
Funds receivable	949	2,413	27.7
Sales financing receivable	(735)	(977)	(11.2)
Content assets	(6,199)	(6,424)	(73.8)
Content liabilities	(353)	(57)	(0.7)
Net cash provided by operating activities	16,827	36,069	414.2
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(25,687)	(25,169)	(289.2)
Purchase of assets to be leased	-	(8,589)	(98.7)
Acquisitions of businesses, net of cash acquired	(820)	-	-
Proceeds from sale of marketable equity securities	5,859	-	-
Investments in term deposits	(2,000)	(6)	(0.1)
Maturities of term deposits	25,769	160	1.8
Loans granted	(25)	(997)	(11.4)
Proceeds from repayments of loans	480	1,198	13.8
Other investing activities	(106)	181	2.1
Net cash provided by/(used in) investing activities	3,470	(33,222)	(381.7)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of debt	46,781	81,681	938.5
Repayment of debt	(45,832)	(40,335)	(463.4)
Repayments of overdraft borrowings	(2,940)	-	-
Purchase of non-redeemable noncontrolling interests	-	(57,337)	(658.8)
Payment of contingent consideration and holdback amount	(69)	(77)	(0.9)
Payment for finance leases	(719)	(1,455)	(16.7)
Other financing activities	(1,156)	(5,674)	(65.1)
Net cash used in financing activities	(3,935)	(23,197)	(266.4)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(19,893)	8,531	98.2
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(3,531)	(11,819)	(135.7)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	79,398	84,441	970.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	75,867	72,622	834.4

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Total revenues	117,748	182,495	55%	223,758	345,770	55%
Less: traffic acquisition costs (TAC)	7,336	12,643	72%	13,482	23,746	76%
Ex-TAC revenues	110,412	169,852	54%	210,276	322,024	53%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Net income/(loss)	8,056	14,631	82%	(4,981)	20,416	n/m
Add: depreciation and amortization	7,713	9,336	21%	15,180	17,623	16%
Add: certain SBC expense	6,495	2,506	-61%	12,760	5,043	-60%
Add: one-off restructuring and other expenses	-	211	n/m	-	211	n/m
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: gain on restructuring of convertible debt	(9,305)	-	n/m	(9,305)	-	n/m
Less: interest income	(1,037)	(1,108)	7%	(2,399)	(2,323)	-3%
Add: interest expense	1,109	1,973	78%	1,729	3,146	82%
Add: loss from equity method investments	86	109	27%	451	241	-47%
Less: other income/(loss), net	6,105	(9,020)	n/m	4,567	(14,877)	n/m
Add: impairment of goodwill and other intangible assets	2,740	1,199	-56%	2,740	1,199	-56%
Add: income tax expense	3,732	4,909	32%	6,250	6,861	10%
Adjusted EBITDA	25,694	24,746	-4%	26,965	37,540	39%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2022	2023	Change	2022	2023	Change
Net income/(loss)	8,056	14,631	82%	(4,981)	20,416	n/m
Add: certain SBC expense	6,495	2,506	-61%	12,760	5,043	-60%
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: foreign exchange gains/(losses)	5,903	(8,954)	n/m	4,231	(14,878)	n/m
Add: income tax attributable to foreign exchange gains/(losses)	(1,491)	53	n/m	(1,183)	226	n/m
Add: one-off restructuring and other expenses	-	211	n/m	-	211	n/m
Less: gain on restructuring of convertible debt	(9,305)	-	n/m	(9,305)	-	n/m
Add: income tax attributable to gain on restructuring of convertible debt	752	-	n/m	752	-	n/m
Add: impairment of goodwill and other intangible assets	2,740	1,199	-56%	2,740	1,199	-56%
Less: income tax attributable to impairment of goodwill and other intangible assets	(548)	-	n/m	(548)	-	n/m
Add: amortization of debt discount and issuance costs	532	-	n/m	585	-	n/m
Less: income tax attributable to amortization of debt discount and issuance costs	-	-	n/m	(14)	-	n/m
Adjusted net income	13,134	9,646	-27%	5,010	12,217	144%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru